Studsvik®

Datum – Date
May 21, 2003

Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference


03022168

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

Enclosure:
Press Release April 23: Interim Report, January-March 2003

Postadress - *Postal address*	Telefon - *Phone*	Bank	Bankgiro - *Banking account*	Säte - *Registered in*
Studsvik AB SE-611 82 Nyköping SWEDEN	Int +46 155 22 10 00 Telefax Int +46 155 26 30 00 E-post - *E-mail* studsvik@studsvik.se Web www.studsvik.se	Svenska Handelsbanken Box 224 SE-611 25 Nyköping, SWEDEN Konto - *Account* 6601 365 141 232 Swiftcode - HANDSESS	5197-4558 Postgiro - *Postal account* 139 05 96-3 Innehar F-skattebevis	Stockholm, SWEDEN Moms reg 04-556501-0997-01 Org no. 556501-0997 VAT no. SE556501099701

Studsvik®

April 23, 2003

Studsvik AB (publ) – Interim Report, January–March 2003

- **Net sales for the Group amounted to SEK 229.5 million (243.6).**
- **Profit before tax improved and amounted to SEK 1.0 million (-19.6).**
- **Earnings per share after tax amounted to SEK -0.15 (-2.62).**
- **Studsvik signed an agreement concerning the acquisition of the German company, IFM. The business, which was taken over on April 1, has an annual net sales estimated at SEK 140 million.**
- **Studsvik signed an agreement with Vattenfall concerning the acquisition of industrial real-estate at the Studsvik site and shares in AB SVAFO.**

Net Sales

Net sales amounted to SEK 229.5 million (243.6). Foreign exchange effects, excluding the effects of hedging, were found to have had a negative impact of SEK -14.3 million on net sales when the 1st quarter and the corresponding period of 2002 were compared. Net sales are particularly sensitive to USD and EUR exchange rate variations, and this is primarily salient when the income statements of foreign subsidiaries are translated. The average rate for USD has fallen by about 16 per cent over the past 12 months while the EUR rate increased by about 2 per cent.

Sales abroad increased and amounted to 71 (70) per cent of net sales. The increase is mainly attributable to the business in Erwin, USA.

Profit

Operating profit was SEK 1.5 million (-18.9). The impact of foreign exchange effects on operating profit was SEK -1.9 million when the 1st quarter of 2003 was compared with the corresponding quarter of 2002.

Profit before tax amounted to SEK 1.0 million (-19.6).

Business Segments

The Group is organized into four strategic business units (SBU): Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine. This is the main basis of business segmentation in accordance with

the Swedish Financial Accounting Standards Council's recommendation no. 25.

Nuclear Technology

Net sales for the SBU amounted to SEK 85.4 million (108.1). Operating profit amounted to SEK 5.0 million (12.9).

Reactor-based business is continuing to show a positive development and a satisfactory level of orders has been received from the nuclear industry. However, net sales and operating profit were lower than the previous year. The variance is largely due to the final settlement in the previous year of a number of multi-year projects, which increased net sales and profit.

Waste & Decommissioning

Net sales for the SBU increased by about 17 per cent to SEK 71.8 million (61.4). The operating profit amounted to SEK 8.9 million (-22.8).

The utilization of the Group's waste treatment facilities has been satisfactory. Operations in Sweden continue to report a good profitability. Production at the Erwin facility was an average of 3,700 cubic feet per month during the first quarter, which is an increase of about 70 per cent compared with the corresponding period of the previous year. The performance of the operations in the USA continued to improve, reporting a profit and a positive cash flow. The improved performance of the SBU is primarily attributable to the US operations. THOR Treatment Technologies LLC, which focuses on the market for federal nuclear waste in the USA, is developing as planned.

A verdict on the arbitration process between Studsvik, Inc. and Metric Duke, concerning the waste treatment facility at Erwin, was announced at the end of January. The arbitration board awarded Studsvik USD 4.3 million in compensation for building costs that were more expensive than planned.

Industrial Services

Net sales for the SBU amounted to SEK 80.9 million (86.4). The operating profit amounted to SEK -1.1 million (1.2).

The reduction in net sales is attributable to operations in Sweden which, in the first quarter of the previous year, was involved in a major modification project at the Oskarshamn nuclear power plant. At the end of 2002, operations in Sweden won a multi-year contract for the Ringhals and Barsebäck nuclear power plants, with an estimated annual volume of a minimum of SEK 40 million. The contract will only have an impact on earnings from the second quarter. The business in the area of nuclear facility decommissioning is

continuing to grow in Germany. A large share of the SBU's work is seasonal, with an emphasis on the second and third quarters when the nuclear power industry conducts its annual refueling and maintenance outages.

Nuclear Medicine

Net sales for the SBU amounted to SEK 5.3 million (4.3). The operating profit for the first quarter amounted to SEK -3.2 million (-2.0).

The market for medical isotopes continues to show a positive development and sales increased. The first clinical trial protocol was completed by BNCT operations during the quarter. Preliminary evaluations indicate very positive results. Continued trials, comprising a phase 3 study in randomized form, are expected to be started during 2003. The business reported a loss.

Investments

Investments for the Group amounted to SEK 5.0 million (6.7) and mainly concern re-investments. During the quarter, Studsvik signed an agreement with Vattenfall AB concerning the acquisition of industrial real-estate at the Studsvik site as well as the shares in AB SVAFO for a total purchase price of SEK 16 million. Ownership of the real-estate and shares will be transferred to Studsvik on May 1, 2003. During the quarter, Studsvik also signed an agreement to acquire the German group, Industrieanlagen Fritz & Marx (IFM), which operates in the nuclear facility decommissioning segment. Ownership of IFM was transferred to Studsvik on April 1. IFM has about 200 employees, about SEK 140 million in annual net sales and an order book corresponding to one year of net sales. Both acquisitions are expected to make a positive contribution to profit for the year.

Financial Position and Liquidity

Liquid assets amounted to SEK 108.4 million (108.9).

Equity amounted to SEK 459.4 million (514.2) and the equity-assets ratio to 45.0 (44.9) per cent.

Interest-bearing liabilities amounted to SEK 192.9 million (214.2). Borrowing is entirely in foreign currency and mainly concerns the investment in the USA as well as the acquisition of SINA Industrieservice and corresponds to assets in the same currency. The decrease is mainly attributable to foreign exchange effects.

Cash Flow

Cash flow from operating activities after investments improved and amounted to SEK -5.3 million (-41.0).

Personnel

The average number of employees amounted to 1,067 (1,083).

Parent Company

Net sales for the parent company amounted to SEK 2.7 million (2.5). Operating profit amounted to SEK -8.5 million (-8.2).

The Studsvik Share

During the quarter 847,000 shares were traded, corresponding to just over 10 per cent of the total shares in Studsvik. During the quarter, the maximum quoted share price was SEK 52.50 and the minimum, SEK 43.90. The opening price at the beginning of the year was SEK 44.00 and the closing price at the end of the first quarter was SEK 45.50.

Outlook

The Group expects to continue to report an improvement in profit and cash flow in 2003. BNCT operations will still be at the clinical trial stage in 2003 and will report a loss. The assessment is the same as that presented in Studsvik's annual report for 2002.

Changed Accounting Policies

From 2003, the company is applying the six new recommendations that enter into force from this year. The new accounting policies have no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Jan-Mar 2003**	**Jan-Mar 2002**	**Full Year 2002**
Net sales	229.5	243.6	1,002.3
Cost of services sold	-179.2	-189.0	-773.5
Gross profit	**50.3**	**54.6**	**228.8**
Selling expenses	-9.2	-10.3	-40.5
Administrative expenses	-30.5	-52.8	-139.5
Research and development costs	-9.7	-11.0	-46.3
Other operating income	–	0.1	0.4
Other operating expenses	-0.1	–	-2.4
Result from participations in associated companies	0.7	0.5	2.3
Operating profit	**1.5**	**-18.9**	**2.8**
Interest income and other similar profit/loss items	1.4	1.4	6.6
Interest expense and other similar profit/loss items	-1.9	-2.1	-10.5
Profit after financial items	**1.0**	**-19.6**	**-1.1**
Tax	-2.2	-1.6	-7.5
Profit for the period	**-1.2**	**-21.2**	**-8.6**
Earnings per share before dilution, SEK	-0.15	-2.62	-1.06
Earnings per share after dilution, SEK	-0.15	-2.62	-1.06

Condensed Consolidated Balance Sheet Amounts in SEK million	**March 2003**	**March 2002**	**Full Year 2002**
Assets			
Goodwill	74.6	83.9	77.2
Other intangible fixed assets	11.0	13.2	11.5
Tangible fixed assets	566.9	692.1	598.6
Financial fixed assets	31.5	15.1	31.6
Inventories etc	10.1	6.0	9.5
Accounts receivable – trade	151.5	139.9	155.2
Other current receivables	68.0	86.1	57.6
Cash and bank balances	108.4	108.9	120.5
Total assets	**1,022.0**	**1,145.2**	**1,061.7**
Equity and liabilities			
Equity	459.4	514.2	466.2
Provisions	167.5	180.9	161.0
Long-term liabilities	181.9	199.2	189.0
Current liabilities	213.2	250.9	245.5
Total liabilities and equity	**1,022.0**	**1,145.2**	**1,061.7**

Changes in equity Amounts in SEK million	**March 2003**	**March 2002**	**Full Year 2002**
Equity at the beginning of the period	466.2	551.6	551.6
Employee stock options	–	–	0.7
Net result for the period	-1.2	-21.2	-8.6
Change in translation differences	-5.6	-16.2	-77.5
Equity at the end of the period	459.4	514.2	466.2

April 23, 2003

Condensed Consolidated Cash Flow Statement Amounts in SEK million	**March 2003**	**March 2002**	**Full Year 2002**
Operating activities			
Operating profit	1.5	-18.9	2.8
Depreciation	23.2	23.7	95.6
Other non-cash items	16.2	15.1	-37.6
	40.9	**19.9**	**60.8**
Financial items, net	-0.5	-0.7	-3.9
Tax	-8.7	-5.0	-4.4
Cash flow generated from operations before working capital changes	**31.7**	**14.2**	**52.5**
Working capital changes	-32.0	-48.5	-46.6
Cash flow from operating activities	**-0.3**	**-34.3**	**5.9**
Investing activities			
Investments	-5.0	-6.7	-53.2
Other changes from investing activities	-0.2	-3.5	-2.0
Cash flow from investing activities	**-5.2**	**-10.2**	**-55.2**
Financing activities			
Employee stock options	–	–	0.7
Change, borrowings	-6.7	-103.7	-85.8
Cash flow from financing activities	**-6.7**	**-103.7**	**-85.1**
Change in liquid assets	**-12.2**	**-148.2**	**-134.4**
Liquid assets at the beginning of the year	**120.5**	**258.0**	**258.0**
Translation differences	**0.1**	**-0.9**	**-3.1**
Liquid assets at the end of the period	**108.4**	**108.9**	**120.5**

Financial Ratios for the Group* Amounts in SEK million	**March 2003**	**March 2002**	**Full Year 2002**
Operating profit			
Operating profit before depreciation	24.8	4.7	98.4
Operating profit before amortization of goodwill	4.0	-16.8	12.7
Margins			
Operating margin before depreciation, %	10.8	1.9	9.8
Operating margin before amortization of goodwill, %	1.8	neg	1.3
Operating margin, %	0.7	neg	0.3
Profit margin, %	neg	neg	neg
Profitability			
Return on operating capital, %	1.1	neg	0.5
Return on capital employed, %	1.8	neg	1.2
Return on equity, %	neg	neg	neg
Capital structure			
Total capital	1,022.0	1,145.2	1,061.7
Operating capital	544.2	619.7	545.8
Capital employed	652.6	728.7	666.3
Equity	459.4	514.2	466.2
Net interest-bearing debt	84.5	105.3	79.4
Net debt-equity ratio (times)	0.2	0.2	0.2
Interest cover	1.5	neg	0.9
Equity-assets ratio, %	45.0	44.9	43.9
Cash flow			
Degree of self-financing (times)	-0.1	-5.1	0.1
Investments	5.0	6.7	53.2
Employees			
Average number of employees	1,067	1,083	1,128
Net sales per employee	0.9	0.9	0.9

* For definitions, see Studsvik's Annual Report 2002.

Data per share Amounts in SEK	**Jan-Mar 2003**	**Jan-Mar 2002**	**Full Year 2002**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211
Earnings per share before dilution	-0.15	-2.62	-1.06
Earnings per share after dilution	-0.15	-2.62	-1.06
Equity per share	56.62	63,37	57.45

Financial data per SBU Amounts in SEK million	**Jan-Mar 2003**	**Jan-Mar 2002**	**Full Year 2002**
Nuclear Technology			
Net sales	85.4	108.1	323.1
Operating profit before amortization of goodwill	5.0	12.9	22.5
Operating profit	5.0	12.9	22.5
Investments	3.8	2.9	37.3
Average number of employees	227	217	223
Waste & Decommissioning			
Net sales	71.8	61.4	294.5
Operating profit before amortization of goodwill	8.9	-22.8	7.6
Operating profit	8.9	-22.8	7.6
Investments	1.0	1.3	4.7
Average number of employees	55	55	54
Industrial Services			
Net sales	80.9	86.4	412.2
Operating profit before amortization of goodwill	1.4	3.1	21.9
Operating result	-1,1	1.2	12.0
Investments	0.1	2.1	10.5
Average number of employees	750	781	820
Nuclear Medicine			
Net sales	5.3	4.3	20.0
Operating result before amortization of goodwill	-3.2	-2.0	-11.3
Operating result	-3.2	-2.0	-11.3
Investments	0.1	0.1	0.1
Average number of employees	11	6	6
Net sales per geographical segment			
Sweden	65.8	74.0	305.9
Europe, excl Sweden	79.6	85.6	358.4
North America	73.2	61.4	276.8
Asia	9.8	22.0	55.2
Other markets	1.1	0.6	6.0
Total	**229.5**	**243.6**	**1,002.3**

Forthcoming Financial Information

Interim report for April-June	August 19, 2003
Interim report for July-September	October 28, 2003

Nyköping, April 23, 2003

STUDSVIK AB (publ)

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer. On Wednesday, April 23, Mr Håkansson can be reached on +46 709 67 70 26 (cellphone) and, after Wednesday, on +46 155 22 10 26.

Jerry Ericsson, Chief Financial Officer. On Wednesday, April 23, Mr Ericsson can be reached on +46 709 67 70 32 (cellphone) and, after Wednesday, on +46 155 22 10 32.

See also www.studsvik.se

This interim report has not been reviewed by the company's auditors.

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine.